SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Verso Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92531L207
(CUSIP Number)

Hoak Public Equities, L.P.
3963 Maple Avenue, Suite 450
Dallas, Texas 75219
(214) 855-2284
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Hoak Public Equities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,129,884
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,129,884
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,129,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.35%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 33,723,138 shares of Common Stock of the Issuer outstanding as of October 30, 2020, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 12, 2020.

1	NAME OF REPORTING PERSONS Hoak Fund Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,129,884
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,129,884
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,129,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.35%*
14	TYPE OF REPORTING PERSON PN

* This calculation is based on 33,723,138 shares of Common Stock of the Issuer outstanding as of October 30, 2020, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 12, 2020.

1	NAME OF REPORTING PERSONS Hoak & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,129,884
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,129,884
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,129,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.35%*
14	TYPE OF REPORTING PERSON CO

* This calculation is based on 33,723,138 shares of Common Stock of the Issuer outstanding as of October 30, 2020, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 12, 2020.

1	NAME OF REPORTING PERSONS J. Hale Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,206,207*
	8	SHARED VOTING POWER 250,000**
	9	SOLE DISPOSITIVE POWER 1,206,207*
	10	SHARED DISPOSITIVE POWER 250,000**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,456,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.32%***
14	TYPE OF REPORTING PERSON IN

* Includes (1) 1,129,884 shares of Class A Common Stock of the Issuer held by Hoak Public Equities, L.P.,(2) 150 shares of Class A Common Stock of the Issuer held in a UTMA account for the benefit of Alfred Hale Hoak of which Mr. J. Hale Hoak serves as custodian, (3) 25,000 shares of Class A Common Stock of the Issuer held by The Hoak Foundation, of which Mr. J. Hale Hoak serves as investment manager and (4) 25,000 shares of Class A Common Stock of the Issuer held by Hale Hoak Child’s Trust.

** Includes 250,000 shares of Class A Common Stock of the Issuer held by Nancy Hoak 2020 GRAT Agreement, of which Mr. J. Hale Hoak serves as co-trustee.

*** This calculation is based on 33,723,138 shares of Common Stock of the Issuer outstanding as of October 30, 2020, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 12, 2020.

1	NAME OF REPORTING PERSONS James M. Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,394,018*
	8	SHARED VOTING POWER 250,000 **
	9	SOLE DISPOSITIVE POWER 1,394,018*
	10	SHARED DISPOSITIVE POWER 250,000**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,644,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.88%***
14	TYPE OF REPORTING PERSON IN

* Includes (1) 1,129,884 shares of Class A Common Stock of the Issuer held directly by Hoak Public Equities, L.P., (2) 239,134 shares of Class A Common Stock of the Issuer held in the James M. Hoak Jr. IRA and (3) 25,000 shares of Class A Common Stock of the Issuer held by The Hoak Foundation, of which Mr. James M. Hoak serves as president.

** Includes 250,000 shares of Class A Common Stock of the Issuer held by Nancy Hoak 2020 GRAT Agreement, of which Mr. James M. Hoak serves as co-trustee.

*** This calculation is based on 33,723,138 shares of Common Stock of the Issuer outstanding as of October 30, 2020, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 12, 2020.

1	NAME OF REPORTING PERSONS Hale Hoak Child’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

* This calculation is based on 33,723,138 shares of Common Stock of the Issuer outstanding as of October 30, 2020, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 12, 2020.

1	NAME OF REPORTING PERSONS The Hoak Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON CO

* This calculation is based on 33,723,138 shares of Common Stock of the Issuer outstanding as of October 30, 2020, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 12, 2020.

1	NAME OF REPORTING PERSONS Nancy Hoak 2020 GRAT Agreement
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 250,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

* This calculation is based on 33,723,138 shares of Common Stock of the Issuer outstanding as of October 30, 2020, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 12, 2020.

The following constitutes the Schedule 13D (the “Schedule 13D” or the “Statement”) filed by the undersigned.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Class A Common Stock, par value of $0.01 (the “Common Stock”), of Verso Corporation, a corporation organized under the laws of the State of Delaware (the “Issuer”). The principal executive office of the Issuer is located at 8540 Gander Creek Drive, Miamisburg, Ohio 45342.

Item 2.	Identity and Background.
(a)	This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of each of the following reporting persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):
i.	Hoak Public Equities, L.P., a Texas limited partnership (“HPE”)
ii.	Hoak Fund Management, L.P., a Texas limited partnership and HPE’s general partner (“Hoak Management”)
iii.	Hoak & Co, a Texas corporation and the general partner of Hoak Management
iv.	Hale Hoak Child’s Trust (“Trust”), a trust organized under the laws of the State of Texas
v.	The Hoak Foundation (“Foundation”), a private foundation organized as a corporation in Texas
vi.	Nancy Hoak 2020 GRAT Agreement (“GRAT”), a grantor retained annuity trust established in the State of Texas
vii.	James M. Hoak, an individual, is Hoak & Co’s controlling shareholder and serves as its Chairman and serves as the Trust’s trustee, President of the Foundation, and co-trustee of the GRAT
viii.	J. Hale Hoak, an individual, serves as President of Hoak & Co, investment manager of the Foundation and co-trustee of the GRAT

Each of Hoak Management, Hoak & Co, James M. Hoak, and J. Hale Hoak, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by HPE.

(b)	The address of the principal business and the principal office of each of the Reporting Persons is 3963 Maple Avenue, Suite 450, Dallas, TX 75219.

(c)
i.	Each of HPE, Hoak Management, Hoak & Co, James M. Hoak and J. Hale Hoak is principally engaged in the business of acquiring, holding, voting and disposing of various public and private securities investments.
ii.	The Foundation’s principal business is supporting various charitable organizations.
iii.	The principal business of the Trust is to hold a portion of the assets and estate of J. Hale Hoak for the benefit of him and his children
iv.	The principal business of the GRAT is to hold a portion of the assets and estate of Nancy Hoak for the benefit of Nancy Hoak and her heirs.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Both James M. Hoak and J. Hale Hoak are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds used for the purchase of Common Stock by HPE was $17,842,781.05. Hoak Management and Hoak & Co do not directly hold any Common Stock but may be deemed to beneficially own the Common Stock owned by HPE. Each of James M. Hoak and J. Hale Hoak may also be deemed to beneficially own the Common Stock owned by HPE. The total amount of funds used for the purchase of the Common Stock reported by (i) the Trust was $187,132.55, (ii) the Foundation was $187,204.08 and (iii) the GRAT was $3,028,792.67. Each of James M. Hoak and J. Hale Hoak may also be deemed to beneficially own the Common Stock owned by the Trust, the Foundation and the GRAT. The total amount of funds used for the purchase of the remaining Common Stock reported by (x) James Hoak was $3,147,118.80 (all such 239,134 shares held in the James M. Hoak, Jr. IRA) and (ii) J. Hale Hoak was $262,200.05 (26,173 shares held personally by J. Hale Hoak and 150 shares held in a UTMA account for the benefit of Alfred Hale Hoak (Mr. J. Hale Hoak’s son) of which Mr. J. Hale Hoak serves as custodian).

Item 4.	Purpose of the Transaction.

The Reporting Persons purchased the Common Stock based on the belief that such securities, at current market prices, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities, and the availability of Common Stock at desirable prices, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Common Stock in open market or private transactions on such terms and at such times as the Reporting Persons deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock and the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

The Reporting Persons have in the past, and may in the future, engage in discussions with the Issuer’s management, board of directors, and/or other shareholders covering a broad range of subjects, including relative to performance, strategic direction, capital allocation, shareholder value, board composition and governance of the Issuer.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5.                      Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)	Number of shares as to which each Reporting Person has
(i)	sole power to vote or direct the vote

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or direct the vote

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c)
(i)	HPE owns directly the shares of Common Stock reported in this Schedule 13D to be owned by HPE and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares of Common Stock. Hoak Management, Hoak & Co, Mr. J. Hale Hoak and Mr. James M. Hoak (“Hoak Investors”) each may be deemed to have the power to vote and to direct the vote (and the power to dispose or direct the disposition of ) the shares of Common Stock reported with respect to HPE in this Schedule 13D (HPE directly and the Hoak Investors indirectly). The Hoak Investors disclaim beneficial ownership of any shares of Common Stock owned by HPE. HPE, Hoak Management and Hoak & Co (collectively, the “Hoak Entities”) disclaims beneficial ownership of any shares of Common Stock owned by the other Reporting Persons.

(ii)	James M. Hoak has the power to vote and to direct the vote (and the power to dispose or direct the disposition of) the other shares of Common Stock reported with respect to Mr. James M. Hoak in this Schedule 13D. James M. Hoak disclaims beneficial ownership of any shares of Common Stock owned by the Hoak Entities, J. Hale Hoak, the Foundation or the GRAT.

(iii)	J. Hale Hoak has the power to vote and to direct the vote (and the power to dispose or direct the disposition of) the shares of Common Stock reported with respect to Mr. J. Hale Hoak in this Schedule 13D. J. Hale Hoak disclaims beneficial ownership of any shares of Common Stock owned by the other Reporting Persons.

(d)	Schedule A hereto sets forth all transactions in the Common Stock within the past 60 days by any Reporting Person. All such transactions were effected on the open market. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction in the Common Stock during the past 60 days.

(e)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.

(f)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated December 31, 2020 by and among Hoak Public Equities, L.P., Hoak Fund Management, L.P., Hoak & Co, James M. Hoak, J. Hale Hoak, The Hoak Foundation, Hale Hoak Child’s Trust and the Nancy Hoak 2020 GRAT Agreement

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	December 31, 2020

Hoak Public Equities, L.P. By: Hoak Fund Management, L.P., its general partner By: Hoak & Co., its general partner By: /s/ J. Hale Hoak J. Hale Hoak President	Hoak Fund Management, L.P. By: Hoak & Co., its general partner By: /s/ J. Hale Hoak J. Hale Hoak President

The Hoak Foundation By: /s/ J. Hale Hoak J. Hale Hoak, its investment manager	Hale Hoak Child’s Trust By: /s/ J. Hale Hoak J. Hale Hoak, Trustee
Hoak & Co. By: /s/ J. Hale Hoak J. Hale Hoak President	James M. Hoak By: /s/ James M. Hoak James M. Hoak
J. Hale Hoak By: /s/ J. Hale Hoak J. Hale Hoak	Nancy Hoak 2020 GRAT Agreement By: /s/ J. Hale Hoak J. Hale Hoak, Co-Trustee By: /s/ James M. Hoak James M. Hoak, Co-Trustee

Schedule A

Transactions – Last 60 days

Hoak Public Equities, L.P.

Date	Transaction	Shares	Price Per Share
10/23/2020	Purchase	8,533	$8.2058
10/28/2020	Purchase	2,520	$7.4995
11/04/2020	Purchase	1,200	$7.9833
11/05/2020	Purchase	10,793	$8.6009
11/06/2020	Purchase	4,889	$8.7665
11/09/2020	Purchase	37,830	$8.8433
11/10/2020	Purchase	8,768	$9.0191
11/10/2020	Purchase	1,200	$9.1916
11/11/2020	Purchase	23,845	$9.0959
11/12/2020	Purchase	409	$9.0203
11/12/2020	Purchase	1,600	$8.9635
12/04/2020	Purchase	13,279	$11.7223
12/07/2020	Purchase	12,385	$11.7745
12/21/2020	Purchase	26,301	$12.025
12/22/2020	Purchase	1,332	$12.025

The Hoak Foundation

Date	Transaction	Shares	Price
10/29/2020	Purchase	25,000	$7.4581

Hale Hoak Child’s Trust

Date	Transaction	Shares	Price
10/29/2020	Purchase	25,000	$7.4553

Nancy Hoak 2020 GRAT Agreement

Date	Transaction	Shares	Price Per Share
12/11/2020	Purchase	32,527	$12.0078
12/14/2020	Purchase	104,910	$12.0598
12/15/2020	Purchase	4,493	$12.0338
12/17/2020	Purchase	24,880	$12.4103
12/18/2020	Purchase	35,306	$12.2985
12/21/2020	Purchase	1,000	$12.0684
12/22/2020	Purchase	7,634	$12.0207
12/23/2020	Purchase	19,042	$11.9755
12/24/2020	Purchase	13,281	$11.9940
12/28/2020	Purchase	6,927	$12.2431

J. Hale Hoak

Date	Transaction	Shares	Price Per Share
10/27/2020	Purchase	5,000	$8.0512
10/28/2020	Purchase	10,000	$7.7005
11/6/2020	Purchase	1,173	$8.8147

James M. Hoak

Date	Transaction	Shares	Price Per Share
10/27/2020	Purchase	25,000	$8.0502
10/28/2020	Purchase	50,000	$7.7001
11/6/2020	Purchase	5,863	$8.7971
12/4/2020	Purchase	8,271	$11.5197